U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I — Registrant Information

Nanogen, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

10398 Pacific Center Court
Address of Principal Executive Office (street and number)

San Diego, CA 92121
City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Nanogen, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) because the Company has not yet completed the drafting of the Company’s consolidated financial statements for the fiscal year ended December 31, 2007. The delay is primarily due to the additional time required to analyze certain accounting treatment relating to the Company’s investments in Jurilab Ltd. in 2005, 2006 and 2007. The Company is finalizing its audited financial statements and it is anticipated that the 2007 Form 10-K, along with the audited financial statements, will be filed on or prior to the 15th calendar day following the prescribed due date of the Company’s 2007 Form 10-K.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Nicholas Venuto	858	410-4915
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company’s unaudited quarterly financial data for the 4th quarter of 2007 is expected to reflect a net loss of approximately $6.06 million, compared with a net loss of $11.24 million for the 4th quarter in 2006. The decrease in net loss is primarily due to the reduction of liability based on certain valuation adjustments of embedded derivatives associated with the convertible debt financing by the Company in August 2007.

Nanogen, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2008	By:	Nanogen, Inc.

		By:	/s/ Nicholas Venuto
Nicholas Venuto, Chief Financial Officer